Item 77C - Matters submitted to a vote of security holders

"Morgan Stanley Frontier Emerging Markets Fund, Inc.
June 16, 2010"

Director		For		Withheld
Frank L. Bowman		5,467,957	181,746
James F. Higgins	5,466,061	183,642
Manuel H. Johnson	5,466,061	183,642
